Exhibit 99.2

Cizzle Brands Corporation

(Formerly 1348512 B.C. Ltd.)

Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

Independent Auditor's Report

To the Shareholders of Cizzle Brands Corporation:

Opinion

We have audited the consolidated financial statements of Cizzle Brands Corporation and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at July 31, 2026 and 2025 and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at July 31, 2026 and 2025, and its financial performance and its cash flows for the years then ended in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company incurred a net loss, generated negative cash flows from operating activities during the year ended July 31, 2026 and as of that date, the Company had an accumulated deficit and working capital deficiency. As stated in Note 2, these events and conditions, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Business combination

Key Audit Matter Description

As described in Note 6 to the consolidated financial statements, during the year ended July 31, 2026, the Company acquired 100% of the shares of Flow Water Inc. The identifiable assets acquired, and the liabilities assumed are measured at fair value as of the acquisition date. Where the net of the fair value of the identified assets acquired and liabilities assumed is less than the fair value of consideration transferred, the difference is recognized as goodwill. In assessing fair value of the acquired assets, liabilities and consideration, management used various valuation techniques involving significant judgment and subjectivity.

We considered this to be a key audit matter due to the complexity involved in the valuation of the acquired intangible assets and consideration. This resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to management's estimates.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

Audit Response

We responded to this matter by performing procedures over management's valuation techniques in determining fair value of the acquired intangible assets and consideration. Our audit work in relation to this included, but was not restricted to, the following:

•	Analyzed the signed purchase agreement to obtain an understanding of the key terms and related accounting considerations;
•	Evaluated the fair value of the consideration transferred;
•	Utilized internal valuation experts to evaluate the reasonability of the valuation model used by management to determine the fair value of the intangible asset, and the appropriateness of the Company's discount rates;
•	Assessed management’s assumptions about revenue growth rate forecasts, expected margin realization rates and terminal growth rates in light of historical results and projected future economic and market conditions;
•	Engaged auditors’ experts to evaluate the reasonability of the valuation model used by management to determine the fair value of the property and equipment and tested the assumptions used in the property and equipment valuation model;
•	Tested the mathematical accuracy of management’s valuation models and supporting calculations; and
•	Assessed the appropriateness and completeness of disclosures relating to the business combination in the consolidated financial statements.

Impairment of Goodwill and Intangible Assets

Key Audit Matter Description

We draw attention to Notes 3 and 4 of the consolidated financial statements for the Company's material accounting policy and the significant judgements and estimates applied in determining the recoverable amount of the identified cash generating unit (CGU) and Note 11 to the consolidated financial statements which disclosed that the Company has recorded goodwill and intangible assets of $55,000,663 as of July 31, 2026.

The Company performs impairment testing for goodwill and long-lived assets on an annual basis or more frequently when there is an indication of impairment. An impairment is recognized if the carrying amount of an asset, or its CGU, exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In determining the estimated recoverable amounts using a discounted cash flow model, the Company’s significant assumptions include future cash flows based on expected operating results, long term growth rates and the discount rate.

We considered this a key audit matter due to the significant judgment made by management in determination of CGU and estimating the recoverable amount for goodwill and long-lived assets and a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s estimates.

Audit Response

We responded to this matter by performing procedures over the impairment of goodwill and intangible assets. Our audit work in relation to this included, but was not restricted to, the following:

•	Utilized internal valuation experts to evaluate the reasonability of the impairment model used by management and the appropriateness of the Company's discount rates;
•	Assessed management’s assumptions about revenue growth rate forecasts, expected margin realization rates and terminal growth rates in light of historical results and projected future economic and market conditions;
•	Tested the mathematical accuracy of management’s impairment model and supporting calculations; and
•	Assessed the appropriateness and completeness of related disclosures in the consolidated financial statements.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Eduard Shvekher.

Toronto, Ontario	Chartered Professional Accountants
October 27, 2026	Licensed Public Accountants

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Consolidated Statements of Financial Position

As at July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

		As at	As at
	Notes	July 31, 2026	July 31, 2025
ASSETS
Current Assets
Cash		$5,959,920	$3,137,254
Trade Receivables	7	5,831,966	3,732,330
Prepaids and Other Assets	8	5,165,220	1,863,991
Inventory	9	4,680,310	4,512,687
Total Current Assets		21,637,416	13,246,262

Non Current Assets
Property and Equipment	10	27,556,090	273,678
Prepaids and Other Long Term Assets	8	588,177	130,865
Right of Use Assets	16	18,051,100	86,878
Intangible Assets and Goodwill	11	55,000,663	4,269,661
TOTAL ASSETS		$122,833,446	$18,007,344

LIABILITIES
Accounts Payable and Accrued Liabilities	12	$9,824,738	$6,707,799
Contract Liability	12	2,218,107	-
Short Term Loans	13	50,612,507	1,227,997
Current Portion of Lease Liabilities	16	2,995,715	66,537
Derivative Liability	15	8,097,186	-
Total Current Liabilities		73,748,253	8,002,333

Lease Liabilities	16	15,689,689	32,187
Long Term Loans	14	57,654,795	-
Total Liabilities		147,092,737	8,034,520

SHAREHOLDERS’ EQUITY (DEFICIT)
Common Shares	18	27,844,885	21,775,344
Warrant Reserve	19	4,067,488	3,601,132
Contributed Surplus	20	4,643,805	3,012,670
Accumulated Deficit		(60,815,469)	(18,416,322)
Total Shareholders’ equity (deficit)		(24,259,291)	9,972,824

TOTAL LIABILITIES AND EQUITY		$122,833,446	$18,007,344

Going concern (note 2a)

Subsequent Events (note 26)

Approved by the Board of Directors

/s/	/s/
Name	Name
Director	Director

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Consolidated Statements of Loss and Comprehensive Loss

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

		For the year ended	For the year ended
	Notes	July 31, 2026	July 31, 2025
Net Sales	23	$33,366,433	$13,184,554
Cost of Sales		(20,262,212)	(5,638,663)
Gross Profit		13,104,221	7,545,891

Expenses
Marketing		5,224,013	5,798,961
Selling, General and Administrative	21	17,133,677	11,310,731
Share Based Compensation	20	1,723,943	2,712,828
Foreign Exchange (Gain) Loss		1,478,773	38,153
Depreciation and Amortization	10, 11, 16	4,013,476	625,277
Total Expenses		(29,573,882)	(20,485,950)

Other Expense/(Income)		(17,716)	418,772
Change in fair value	13, 14, 15	18,095,357	-
Finance costs (net)	13, 14	7,826,851	-
Listing Expense	5	-	500,000
Loss before taxes		(42,374,153)	(13,858,831)

Other comprehensive income (loss)
Deferred tax (expense) recovery	24	(24,994)	-

Loss and Comprehensive Loss		(42,399,147)	(13,858,831)

LOSS PER SHARE
Loss per share, basic and diluted		$(0.19)	$(0.07)
Weighted average number of shares outstanding (basic and diluted)		219,983,783	193,338,589

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Consolidated Statement of Shareholders’ Equity

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

		Common Shares		Warrants	Contributed	Accumulated	Total Equity
	Notes	Number	Dollar	Reserve	Surplus	Deficit	(Deficiency)
Balance as at July 31, 2024		176,639,270	$12,888,852	$1,598,790	$793,058	$(4,557,491)	10,723,209
Proceeds from Private Placement	3, 18, 19	29,899,124	7,254,181	2,090,852	-		9,345,033
Share Issuance Costs	18 ,19	403,486	(239,120)	29,671	-	-	(209,449)
Effect of RTO	18	1,666,666	500,000	-	-	-	500,000
Exercise of warrants	18 ,19	2,725,000	1,188,181	(118,181)	-	-	1,070,000
Shares issued for Service	18	595,645	183,250	-	-	-	183,250
Share Based Compensation	20	-	-	-	2,219,612	-	2,219,612
Net Loss and Comprehensive Loss		-	-	-	-	(13,858,831)	(13,858,831)
Balance as at July, 31, 2025		211,929,191	$21,775,344	$3,601,132	$3,012,670	$(18,416,322)	$9,972,824

		Common Shares		Warrants	Contributed	Accumulated	Total Equity
	Notes	Number	Dollar	Reserve	Surplus	Deficit	(Deficiency)
Balance as at July, 31, 2025		211,929,191	21,775,344	3,601,132	3,012,670	$(18,416,322)	9,972,824
Share Based Compensation	20	-	-	-	1,723,943		1,723,943
Exercise of stock options, broker warrants and RSUs	18, 19, 20	490,453	133,283	(4,836)	(92,808)	-	35,639
Shares issued for debt and accounts payable	13, 18, 19	5,368,888	1,962,450	2,667	-	-	1,965,117
Untis issued in private placement	18 ,19	11,892,500	4,231,636	525,364	-	-	4,757,000
Finders Fees	18 ,19	571,250	225,353	3,149	-	-	228,502
Unit Issuance Costs	18 ,19	-	(483,181)	(59,988)	-	-	(543,169)
Net Loss		-	-	-	-	(42,399,147)	(42,399,147)
Balance as at July, 31, 2026		230,252,282	27,844,885	4,067,488	4,643,805	(60,815,469)	(24,259,291)

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Consolidated Statements of Cashflow

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

		For the year ended	For the year ended
	Notes	July 31, 2026	July 31, 2025
Cashflow from Operating Activities
Net Loss		$(42,374,153)	$(13,858,831)
Depreciation of property and equipment	10	1,769,387	61,477
Amortization of right of use assets	16	2,371,911	67,316
Amortization of intangible asset	11	3,891,583	505,089
Interest expense and financing fee	13, 14, 16	6,426,401	22,447
Change in fair value of loans and derivative liabilities	14, 15	18,095,357	-
Unrealized foreign exchange loss		1,439,050	-
Share based compensation	20	1,723,943	2,712,828
Deferred tax recovery	24	24,994	-
Loss on settlement of debt (warrants issued)	15	744,257	-
Change in working capital
Trade receivables	7	(1,147,303)	(2,428,897)
Prepaids and other assets	8	(3,277,933)	1,303,343
Inventory	9	138,784	(3,135,697)
Accounts payable and accrued liabilities	12	(1,019,659)	5,481,430
Customer Deposits	12	2,218,107	-
Other long term assets		-	(130,865)
Listing Expense	5	-	500,000
Net cash flows used in operating activities		(8,975,274)	(8,900,360)

Cashflow from Financing Activities
Issuance of shares, units, and warrants net of issuance costs	18, 19	4,477,972	9,660,379
Short term loans, net of interest and repayment	13	16,409,172	1,227,997
Issuance of long-term loans, net of issuance costs and repayment	14	7,678,999	-
Deferred financing costs	8	-	(94,528)
Lease payments	16	(2,514,222)	(75,180)
Net cash flows provided in financing activities		26,051,921	10,718,668

Cashflow from Investing Activities
Purchase and disposal of property and equipment	10	(646,799)	(175,820)
Additions to intangibles	11	(48,246)	(24,750)
Investment in Flow	6	(13,558,936)	-
Net Cash Flows used in Investing Activities		(14,253,981)	(200,570)

Net increase (decrease) in cash		2,822,666	1,617,738

Cash, beginning of period		3,137,254	1,519,516

Cash, end of period		$5,959,920	$3,137,254

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Cizzle Brands Corporation (“Cizzle Brands” or the “Company”), (formerly 1348512 B.C. Ltd.) was incorporated on February 16, 2022 in the province of British Columbia. The Company manufactures and sells beverages and nutrition products.

On December 19, 2024, 1348512 B.C. Ltd. completed the reverse take over (‘RTO’) of Cizzle Brands Limited ("CBL”), and changed its name to Cizzle Brands Corporation. The Company commenced trading of its common shares on the Cboe Stock Exchange (“CBOE”) under the symbol “CZZL”. On August 5, 2025, Cizzle Brands Inc. and Cizzle Brands Ltd. amalgamated.

The address of the Company’s corporate office is 35 McCleary Court, Unit 21, Concord, ON, L4K 3Y9.

2.	BASIS OF PRESENTATION

a.	Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended July 31, 2026, the Company incurred a comprehensive loss of $42,399,147 (year ended July 31, 2025 - $13,858,831) and had negative cash flows from operating activities of $8,975,274 (year ended July 31, 2025 - $8,900,360). As at July 31, 2026, the Company had an accumulated deficit of $60,815,469 (July 31, 2025 - $18,416,322) and a working capital deficiency of $52,110,837 (July 31, 2025 - working capital of $5,243,929). These conditions and events, considered in the aggregate, raise significant doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not include adjustments to the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material.

The Company’s ability to continue as a going concern is highly dependent upon the Company’s ability to obtain the ongoing support of its creditors, lenders and investors, obtain profitable operations, generate significant sales and/or raise additional capital.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

During the years ended July 31, 2026, the Company funded its working capital requirements and its capital and operating expenditures through proceeds from revenues and issuance of debt and equity. There is no guarantee or assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

The global economy, including the financial and credit markets, have experienced extreme volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Management monitors recent developments in relation to global tariffs and trade policy which may affect customer demand and input costs.

To continue as a going concern, the Company must generate sufficient income and cash flows to repay its obligations, finance working capital, and fund capital investments. The future of the Company is dependent on its ability to attain sufficient funds and profitable operations, maintain compliance with covenants relating to lending agreements, continue receiving financial support from shareholders, and obtain new financing. There is no certainty that the Company will raise these necessary funds from financing or operations.

Should the Company be unable to continue as a going concern, adjustments to the carrying value of assets and liabilities, the expenses, and the statement of financial position classifications used would be necessary.

b.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS”)

The consolidated financial statements were authorized for the issuance by the Board of Directors on October 27, 2026.

c.	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, including the derivative liability and loans measured at fair value through profit or loss, which are measured at fair value, and are presented in Canadian dollars, which is the functional and presentation currency of the Company and its subsidiaries. The functional currency for Cizzle Brands USA Inc. is US dollars.

d.	Basis of Consolidation

The consolidated financial statements of the Company and its wholly owned subsidiaries have been prepared using uniform accounting policies and methods of computation for like transactions and events. The chart below summarizes the entities included in the consolidated financial statements as at July 31, 2026. 17550154 Canada Inc. and Cizzle Brands Acquisition Inc. were both incorporated on December 15, 2025, respectively, and Cizzle Brands Manufacturing Inc. (formerly Flow Water Inc.) was acquired on December 23, 2025 (Note 6). Accordingly, these three entities were not included in the consolidated financial statements as at and for the year ended July 31, 2025.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Entity Name	Place of Incorporation	Functional Currency
Cizzle Brands Corporation (formerly 1348512 B.C. Ltd.)	British Columbia, Canada	Canadian Dollars
Cizzle Brands Inc. (On August 5, 2025, Cizzle Brands Inc. amalgamated with Cizzle Brands Ltd.)	Ontario, Canada	Canadian Dollars
Cizzle Brands USA Inc.	Delaware, USA	United States Dollars
17550154 Canada Inc.	Ontario, Canada	Canadian Dollars
Cizzle Brands Acquisition Inc.	Ontario, Canada	Canadian Dollars
Cizzle Brands Manufacturing Inc.	Ontario, Canada	Canadian Dollars

e.	Functional currency and foreign currency translation

These consolidated financial statements are presented in Canadian dollars. Transactions in foreign currencies are translated into the functional currency of the relevant parent/subsidiary company using the exchange rate in effect on the transaction date. Foreign exchange gains and losses resulting from the settlement of such transactions and the remeasurement of monetary items at the reporting date exchange rate are recognized in a net loss. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction. The functional currency of the subsidiary remains unchanged during the reporting period. As of July 31, 2026, there have been no transactions in Cizzle Brands USA Inc.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES

a.	Cash

Cash represents cash deposits held at financial institutions. Cash is held at major financial institutions and is subject to credit risk to the extent it exceeds federal deposit insurance limits.

b.	Revenue recognition

The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to customers, net of applicable sales taxes, discounts, and allowances. The Company’s revenue arises primarily from the sale of products to retail/wholesale customers, consumer and manufacturing and co-packing services, which amounted to $9,937,654 (2025 - $12,196,011), $1,887,244 (2025 - $988,543) and $21,541,535 (2025 – nil), respectively, for the year ended July 31, 2026.

Identification of Performance Obligations

The Company’s contracts with customers generally include a single performance obligation.

In relation to the revenue arising from the sale of products, the performance obligation is the delivery of goods purchased to retail/ wholesale customers and consumers.

The Company provides toll manufacturing and co-packing services to customers within its Manufacturing segment. Under these arrangements, customers supply raw materials, and the Company performs processing and packaging activities to produce finished goods.

The Company does not control or take title to raw materials provided by customers at any point in time.

The Company does not provide significant after-sale services, rights of return, or other material promises that would give rise to multiple performance obligations.

Timing of Revenue Recognition

For revenue arising from the sale of products, the Company recognizes revenue when the control of the products has been transferred to the customers which is recognized at a point in time.

For the revenue arising from toll manufacturing and co-packing services, the transfer of control is determined to occur when the finished product has successfully passed quality control inspection and has been made available for collection at the agreed delivery point, consistent with the contractual terms.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Consideration and Payment Terms

The Company’s standard payment terms with customers generally range from 30 to 60 days from the invoice date, depending on the customer and nature of the relationship. Certain customers may receive extended credit terms based on the contractual arrangements. The Company also offers discounts to the customers that pay earlier than the due date and volume-based discounts. The Company estimates variable consideration using the most likely amount method and includes such amounts in the transaction price only to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. Estimates of variable consideration are reviewed and updated at each reporting date, reflecting the latest available information and the Company’s assessment of contract performance to date.

Returns and Warranties

The Company does not offer a general right of returns or refunds, other than in the situation where the products are defective or damaged. The customers are provided with a limited period of time to inspect the delivered products and inform the Company. Historical experience indicates that lost shipments or returns are rare. The Company monitors such occurrences and, if they were to become material, would record an estimate of expected returns or losses as a reduction of revenue.

Refunds

The Company’s refund policy stipulates that once an order has been shipped, customers cannot return or modify their order unless a defect is reported. The Company ensures all products are defect-free prior to shipment through rigorous quality control processes. In the rare event a defect is reported upon delivery, the Company reviews the claim to determine eligibility for a refund or replacement.

Contract Liability

Contract Liabilities represent consideration received from customers before the Company transfers the related goods or services and are recognized as contract liabilities under IFRS 15. Contract Liabilities include advance payments received for future product orders and advance payments received from tolling customers for raw materials. Contract Liabilities are recognized as revenue when, or as, the Company satisfies the related performance obligations by transferring control of the goods or services to the customer. Contract liabilities expected to be applied within twelve months of the reporting date are classified as current liabilities.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Loyalty points programme

The Company has a loyalty points programme, which allows customers to accumulate points that can be redeemed for free products or price reductions. A portion of the transaction price is allocated to the loyalty points awarded to customers based on relative stand-alone selling price and recognised as a contract liability until the points are redeemed.

c.	Prepaids

Prepaid expenses are recognized as current assets in the consolidated financial statements and are either expensed or reclassified to the appropriate asset category as the related benefits are realized, in accordance with the accrual basis of accounting under IFRS.

d.	Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined using a weighted average cost method and includes expenditures incurred in acquiring and manufacturing the inventories and bringing them to their existing location and condition to sell. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. If the net realizable value is less than cost, inventories are written down. If the net realizable value subsequently increases, a reversal of the loss initially recognized is applied to cost of sales. For the year ended July 31, 2026, an inventory write-down of $9,409 was recognized in cost of sales (2025 - $nil).

Cizzle Brands inventory includes raw materials, and finished product held for sale in the ordinary course of business.

e.	Cost of Sales

Cost of Sales includes the purchase price of the product, procurement and manufacturing costs, as well as expenses required to prepare the product for sale. Such expenses include inbound freight, handling, conversion costs, and other costs directly attributable to bringing the product into a sellable condition.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

f.	Property and equipment

Property and equipment are stated at acquisition cost less accumulated depreciation and impairment losses, if any. Depreciation is provided over the estimated useful lives of the assets using the following annual rates and term:

Office Equipment	3 – 5 years	Straight Line
Leasehold Improvements	The earlier of 3 - 8 years or lease term	Straight Line
Equipment	5 – 15 years	Straight Line
Vehicles	3 years	Straight Line

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the general and administrative expenses. The asset residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

Property and equipment are reviewed at each reporting date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, then the assets or CGU’s (“Cash Generating Unit”) recoverable amount is estimated. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount (higher of fair value less costs of disposal or value in use). An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

There have been no impairment losses recognized the current period.

g.	Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Intellectual Property

Intellectual property relates to curtain formulations acquired during 2024.

The Company amortizes the intellectual property over a 10-year period, on a straight-line basis, reflecting the expected benefit period of the acquisition. The amortization expense is recognized in the statement of comprehensive loss.

Management reviews the carrying amount of intellectual property to determine if any impairment indicators exist in accordance with the Company’s policy for impairment of non-financial assets.

Customer Relationship

The customer relationships intangible asset was acquired during 2026. (Note 6). Customer relationships are amortized on a straight-line basis over their estimated useful life of five years, reflecting the period over which the Company expects to derive economic benefits from the acquired customer base. The amortization expense is recognized in the consolidated statement of loss and comprehensive loss. Management reviews the carrying amount of customer relationships for indicators of impairment in accordance with the Company’s policy for impairment of non-financial assets.

h.	Impairment of non-financial assets

The carrying amount of the Company’s non-financial assets is reviewed at each financial reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss. Non-financial assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In addition, non-financial assets with non-finite useful life and goodwill are subject to an annual impairment assessment. An impairment loss is recognized when the carrying amount of an asset or its Cash Generating Unit ("CGU") exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the CGU to which the asset belongs.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Any impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount in earnings of continuing or discontinued operations, as appropriate.

For the year ended July 31, 2026, no impairment of non-financial assets was recorded (2025 - $nil).

i.	Lease accounting

The Company has lease arrangements for its office, plant and production equipment. The determination of whether an arrangement is or contains a lease is based on the right to control an identified asset over the term of the arrangement. Qualifying leases are recorded as a right-of-use (“ROU”) asset for the right to use the underlying asset, and a lease liability for the obligation to make lease payments in the consolidated statements of financial position. Lease payments associated with low value leases and leases with a term of under twelve months are expensed.

At the commencement date of a lease, a ROU asset is recognized at cost and depreciated on a straight-line basis over the term of the agreement. ROU assets measured at cost are comprised of the initial lease liability, any lease payments made at or before the commencement date, and initial direct costs. ROU assets are remeasured when a modification to the underlying lease results in a remeasurement of the corresponding lease liability.

At the commencement date of a lease, a lease liability is recognized at the present value of all future lease payments discounted using either the interest rate implicit in the lease or using the Corporation’s incremental borrowing rate if the implicit rate is not readily available. Discounted future lease payments are comprised of fixed payments less any incentives received, variable payments based on an index or rate, amounts expected to be payable under residual value guarantees, the exercise price of a purchase option (where the option to exercise is reasonably certain), and penalties for terminating a lease (where the expectation of termination is reasonably certain).

The carrying value of the lease liability is increased by the interest on the lease liability and decreased by the lease payments made. The interest charge is allocated to each period during the lease term. Interest on the lease liability is calculated using the discount rate at the commencement date. Variable lease payments that do not depend on an index or rate are expensed in the period in which they occur.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Any modification to an existing lease agreement triggers reassessment of the lease contract. If the lease modification is not accounted for as a separate lease, the lease liability is remeasured at the effective date of the modification by discounting the revised lease payments using a revised discount rate. A remeasurement of the lease liability will result in a corresponding adjustment to the ROU asset.

Incremental borrowing rates

The Company’s incremental borrowing rate is used to estimate the initial value of the lease liability and associated right of use asset. The Company’s incremental borrowing rate is determined with reference to the borrowing rate for a similar asset within a country for a similar lease term. For determination of the applicable lease term, management takes into consideration any options for lease extensions, as well as contractually agreed break clauses within each lease.

j.	Share capital

Share capital represents the amount received for shares that have been issued less transaction costs directly attributable to the issuance of common shares net of any related income tax benefits.

The Company uses valuation techniques that include inputs that are observable market data to estimate the fair value of common share purchase warrants. The valuation techniques require the input of subjective assumptions including expected volatility and expected life of the instrument. Warrants attached to units are valued based on the fair value and the difference between the proceeds raised and the value assigned to the warrants is the fair value of the shares. When the warrants are exercised, the related amount of warrant reserve is transferred to share capital. Any consideration paid on the exercise of the warrants is credited to share capital.

k.	Share based compensation

The Company uses the Black-Scholes valuation model to estimate the fair value of equity instruments granted in connection with equity-settled share-based payments.

The share-based compensation cost is recorded as an expense in the consolidated statements of loss and comprehensive loss.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of awards expected to vest. Estimates are subsequently revised if there is any indication that the number expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if awards ultimately exercised are different to that estimated on vesting. When share options are exercised, any consideration paid is credited to share capital in addition to the amount previously vested and recorded in contributed surplus.

An award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective grants.

The Company is also required to estimate the future forfeiture rate of stock options based on historical information in its calculation of share-based payments.

l.	Loss per share

Basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding in the period. Diluted loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to purchase common shares at the average market price during the period. As the Company incurred a net loss for the period ended July 31, 2025, the outstanding stock options, conversion options and warrants were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

m.	Financial Instruments

The Company classifies the fair value of financial instruments according to the following hierarchy based on the number of observable inputs used to value the instruments:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset or liability is measured initially at fair value plus, for an item not measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issuance.

Financial assets

At initial recognition, a financial asset is classified and measured at: amortized cost, fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) depending on the business model and contractual cash flows of the instrument.

Amortized cost - assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss.

Fair value through other comprehensive income - assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Mandatorily at fair value through profit or loss - assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss.

Designated at fair value through profit or loss – on initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss.

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A substantial modification to the terms of an existing financial asset results in the derecognition of the financial asset and the recognition of a new financial asset at fair value. In the event that the modification to the terms of an existing financial asset do not result in a substantial difference in the contractual cash flows the gross carrying amount of the financial asset is recalculated and the difference resulting from the adjustment in the gross carrying amount is recognized in net loss.

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime. The Company assesses whether there has been a significant increase in credit risk since initial recognition or a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets with significant increase in credit risk since initial recognition and financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses. For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset. Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

The Company’s cash and trade receivables are measured at amortized cost. The Company has no financial assets measured at FVTPL or FVTOCI

Financial Liability

At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss. Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in the consolidated statement of loss and comprehensive loss. Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Company designated certain loans and convertible loans as at fair value through profit or loss. The amount of the change in fair value that is attributable to changes in the Company’s own credit risk is recognized in other comprehensive loss.

Financial liabilities at amortized cost are subsequently measured using the effective interest rate method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process. Accounts payable and accrued liabilities, contract liability and certain loans are measured at amortized cost.

Financial liabilities are derecognized when the liability is extinguished. A substantial modification of the terms of an existing financial liability is recorded as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the consideration paid is recognized in net loss. Where a financial liability is modified in a way that does not constitute an extinguishment, the modified cash flows are discounted at the liability’s original effective interest rate. Transaction costs paid to third parties in a modification are amortized over the remaining term of the modified debt.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Derivative Liability

The Company issued warrants in connection with certain financing arrangements. The warrants are classified as derivative financial liabilities as the contractual terms of the instruments do not meet the “fixed-for-fixed” equity classification criteria under IAS 32, Financial Instruments: Presentation. As a result, the warrants are accounted for as financial liabilities measured at fair value through profit or loss in accordance with IFRS 9, Financial Instruments.

Upon initial recognition, the warrants are measured at their fair value on the issuance date. Where warrants are issued in connection with debt instruments or other financing arrangements, the fair value of the warrants is recorded separately and allocated as part of the overall transaction consideration.

Where the fair value of a financial instrument at initial recognition differs from the transaction price, and that fair value is neither evidenced by a quoted price in an active market for an identical asset or liability (a Level 1 input) nor based on a valuation technique that uses only data from observable markets, the Company defers the difference between the fair value at initial recognition and the transaction price (the “day-one difference”) in accordance with IFRS 9. After initial recognition, the deferred day-one difference is recognized in profit or loss only to the extent that it arises from a change in a factor, including time, that market participants would take into account when pricing the instrument. The Company recognizes the deferred day-one difference in profit or loss on a straight-line basis over the contractual term of the related instrument, within change in fair value of financial instruments. Any unrecognized balance is recognized in profit or loss when the related instrument is converted, exercised, repaid or otherwise derecognized.

Subsequent to initial recognition, the warrant liability is remeasured at fair value at each reporting date. Changes in the fair value of the warrants are recognized in the consolidated statements of loss and comprehensive loss within finance income or expense for the period in which the change occurs.

The warrant liability is derecognized when the warrants are exercised, expire, or are otherwise extinguished. Upon exercise, the carrying amount of the warrant liability together with the proceeds received is recognized in share capital. If the warrants expire unexercised, the carrying amount of the warrant liability is recognized in the consolidated statements of loss and comprehensive loss.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

n.	Business Acquisition

Business combinations are accounted for under the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. The consideration transferred in the acquisition is measured at fair value on the date of the acquisition, as are the identifiable net assets acquired. Transaction costs incurred in connection with a business combination are expensed as incurred. Goodwill represents the excess of consideration over the fair value of the net identifiable assets acquired in a business combination. Goodwill is tested for impairment annually or more frequently if certain indicators arise that indicate it is impaired.

o.	Income taxes

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the consolidated statement of financial position.

Deferred tax is recognized using the liability method on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred tax is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and that at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss except where they related to items that are recognized in other comprehensive income or directly in equity, in which case, related deferred tax is also recognized in other comprehensive income or equity, respectively

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

p.	New standards, amendments and interpretations not yet adopted by the Company

The amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these amended standards and interpretations, if applicable, when they become effective.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and introduces new presentation requirements within the statement of income or loss, including specified totals and subtotals, disclosure of management-defined performance measures, and aggregation and disaggregation of financial information based on identified roles of the primary financial statements and the notes. This new standard is effective for reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively. Earlier application is permitted. The Company is currently assessing the potential impact of adopting this standard.

Amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments apply to annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted and the amendments are to be applied retrospectively. The Company is currently evaluating the impact these amendments may have on its consolidated financial statements and related disclosures.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the consolidated financial statements.

4.	estimates and judgments and key sources of estimation uncertainty

The Company's consolidated financial statements are prepared in accordance with IFRS recognition and measurement principles that often require management to make judgments, estimates, and assumptions that affect the application of accounting policies, and the reported amounts presented and disclosed in the consolidated financial statements.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Management reviews these estimates and assumptions on an ongoing basis based on historical experience, changes in business conditions, and other relevant factors as it believes to be reasonable under the circumstances. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Share-based compensation and warrants

The estimation of share-based compensation and requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has chosen the Black-Scholes valuation model. The Company has made estimates as to the volatility of its own share, the probable life of share options granted, the forfeiture rate of options granted, and the time of exercise of those share options.

Fair value of financial liabilities

The fair value of the liabilities is determined using valuation techniques that incorporate observable market inputs where available and, where necessary, unobservable inputs reflecting the Company’s credit risk, contractual terms, and prevailing market conditions for comparable debt instruments. Where significant unobservable inputs are used, the liabilities are classified within Level 3 of the fair value hierarchy.

Fair value of warrant liability

The fair value of the warrants is determined using an option pricing model that incorporates observable and unobservable inputs, including the Company’s share price, expected volatility, risk-free interest rate, expected life of the warrants and dividend yield.

Impairment of non-financial assets

Property, equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. When an indication of impairment is identified, the carrying value of the asset or group of assets is measured against the recoverable amount. The Company evaluates impairments losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Going concern risk assessment

The assessment of the Company’s ability to continue as a going concern and raising additional debt or equity financing or attaining commercial operations and generating sufficient revenues to achieve and sustain profitability for the ensuing year, and to fund planned operating activities, involves significant judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances.

Expected credit loss

The Company assesses impairment for accounts receivable quarterly in accordance with IFRS 9. The Expected Credit Loss (“ECL”) model requires significant judgment, particularly in evaluating how changes in economic conditions influence ECLs. These are determined on a probability-weighted basis. In line with IFRS 9, the Company applies a simplified approach to calculate ECLs on trade receivables, utilizing a provision matrix that reflects historical credit loss experience and forward-looking estimates. Under this approach, the Company applies a provision based on the aging of accounts receivable. The provision rates are reviewed regularly to ensure they appropriately reflect the current credit risk and economic environment.

Reserve for inventory obsolescence

The Company values inventory at the lower of cost or net realizable value. Based upon a consideration of quantities on hand, actual and projected sales volume, anticipated product selling prices and product lines planned to be discontinued, slow-moving and obsolete inventory is written down to its net realizable value. Furthermore, significant changes in demand for the Company's products would impact management's estimates in establishing its inventory provision. Management performs quarterly assessments to evaluate whether inventory requires a write-down to its net realizable value, and any necessary adjustments are recognized as an increase to cost of sales. The Company recognizes impairment losses on inventory when items are damaged, lost, or otherwise unsellable, and all write-downs are recognized in profit or loss in the period they are identified.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Impairment of goodwill

The values associated with goodwill involve significant estimates and assumptions, including those with respect to the determination of cash generating units, future cash inflows and outflows, discount rates and asset lives. At least annually, the carrying amount of goodwill is reviewed for potential impairment. Among other things, this review considers the recoverable amounts of the CGUs based on the higher of value in use or fair value less costs of disposal using discounted estimated future cash flows. These significant estimates require considerable judgement which could affect the Company’s future results if the current estimates of future performance and fair value change.

Determination of cash-generating units

The Company’s assets are aggregated into CGU’s. CGU’s are based on an assessment of the unit’s ability to generate independent cash inflows. The determination of these CGU’s is based on management’s judgement in regard several factors such as shared infrastructure, geographical proximity, exposure to market risk and materiality.

Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets, including property and equipment, right of use assets, and definite life intangible assets, whether events or changes in circumstances indicate that the carrying value of the asset, or asset group, may not be recoverable. When the Company determines that the carrying value of the long-lived asset may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimate of future discounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future discounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying value over its fair value. Management judgement is required in the determination of indicators of impairment, as well as the estimation of future undiscounted cash flows, and as necessary, the fair value of those assets or asset groups in which indicators of impairment have been identified.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Business combinations

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the entries made on and after acquisition. In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to intangible assets and property and equipment. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. For property and equipment acquired, the assumptions are made regarding replacement cost and useful life.

Income Taxes

The Company is subject to assessments by tax authorities, who may interpret tax legislation differently than the Company. When there is uncertainty over income tax positions, the Company assesses whether it is probable that the relevant tax authority will accept the uncertain tax position. This assessment affects the amount of income tax expense recognized by the Company. If the Company concludes that it is not probable that a tax authority will accept the uncertain tax position, the effect of the uncertain tax position is reflected in the determination of the Company’s income tax expense or recovery based on the most likely amount or, if there are a wide range of possible outcomes, the expected value. Any interest and penalties related to unrecognized tax liabilities are presented within provision for income taxes within the consolidated statements of operations.

Estimated useful lives and amortization of intangible assets

Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

5.	REVERSE TAKEOVER TRANSACTION

On December 19, 2024, Cizzle Brands Corporation (“CBC” or the “Company”) completed a Qualifying Acquisition (the “Transaction”) with Cizzle Brands Limited (“CBL”) by way of a three-cornered amalgamation, resulting in the reverse take-over of CBC by the former shareholders of CBL.

The Transaction was completed pursuant to the terms of a definitive amalgamation agreement among the Company, Cizzle Brands Ltd. (“CBL”), and CBC Acquisition SubCo (“SubCo”), a wholly owned subsidiary of the Company.

Prior to completion of the Transaction, the Company consolidated all its issued and outstanding common shares on a 1.80-for-1 basis.

In consideration for the Transaction, the Company issued 194,506,598 common shares to the former shareholders of CBL. The acquisition-date fair value of the consideration is based on the number of equity interests CBL would have had to issue to give the owners of CBC the same percentage of equity interest in the combined entity that results from the reverse acquisition. Each share was measured at the market price of $0.30, representing total consideration of approximately $500,000.

Immediately after completion of the Transaction, the former shareholders of CBL owned approximately 99% of the issued and outstanding common shares of the Company, and the existing shareholders of the Company owned approximately 1%. As a result, the Transaction constituted a reverse take-over (“RTO”) of the Company by the former shareholders of CBL.

These consolidated financial statements represent a continuation of the financial position, results of operations, and cash flows of CBL, together with the equity structure of CBC.

Transaction-related costs of approximately $380,920, consisting primarily of professional and regulatory fees, were incurred by CBL in connection with the RTO and are included in general and administrative expenses in the consolidated statements of loss and comprehensive loss.

In conjunction with the Qualifying Acquisition, CBL completed a private placement of common shares for gross proceeds of $1,037,682, through the issuance of 3,458,940 common shares at a price of $0.30 per share.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Equity Consideration of Cizzle Brands Ltd:
Total common shares outstanding of CBC at merger	1,666,666
Per share value	$0.30
$500,000

Fair Value of net assets (liabilities) assumed	$-

Listing Expense	$500,000
Total Expense	$500,000

6.	BUSINESS ACQUISITION

On December 23, 2025, the Company completed the acquisition of all the issued and outstanding shares of Flow Water Inc. (the “Acquisition”) pursuant to a definitive share purchase agreement. Flow Water Inc. (“Flow”) operates a beverage manufacturing facility in Aurora, Ontario. Immediately prior to the closing of the Acquisition, certain brand-related intellectual property and trademarks associated with the Flow consumer beverage business were transferred to Flow’s previous parent entity. Accordingly, the Company acquired substantially all the manufacturing operations and related assets and liabilities of the business. The acquired entity was subsequently renamed Cizzle Brands Manufacturing Inc.

The cash consideration was financed by the Company through a combination of a senior secured credit facility, convertible debenture, and proceeds from concurrent equity private placements. The Acquisition was accounted for as a business combination in accordance with IFRS 3, Business Combinations, and the results of the acquired business have been consolidated from the acquisition date. The goodwill resulting from the acquisition represents the sales and growth potential of Cizzle Brands Manufacturing Inc. and is not tax deductible.

The following table summarizes the fair value of consideration paid on the acquisition date and the allocation of the purchase price to the assets acquired and liabilities assumed.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Fair Value of Net Assets Aquired
Contract Asset	$952,333
Inventory	306,407
Prepaid Expenses	480,608
Property and Equipment	28,405,000
Right-of-Use Assets	20,336,133
Goodwill	25,574,339
Intangibles	29,000,000
Trade and other payables	(4,108,110)
Lease obligations	(19,936,133)
Loan	(45,201,641)
Purchase consideration transferred	$35,808,936

Purchase Consideration
Cash Consideration	13,558,936
VTB Note	22,250,000
$35,808,936

The Company fully paid the loan of $45,201,641, on the date of acquisition, which was financed from the proceeds of a long-term loan (Note 14).

Consolidated revenue and loss for the year ended July 31, 2026, of Flow after the acquisition date, as recorded in the consolidated statement of loss and comprehensive loss for the year ended July 31, 2026, included $21,541,535 and $806,028 (gain), respectively.

Intangible assets acquired have been valued using an income approach.

Goodwill arising on the acquisition of the Flow Water Inc. has been allocated to the Cizzle Brands Manufacturing Inc. cash-generating unit (the “CGU). The Company tested the CGU for impairment as at July 31, 2026, determining its recoverable amount on a VIU basis using a discounted cash flow model. Key assumptions include forecast revenue and EBITDA margins under existing customer agreements through 2030, a post-tax discount rate of 18.0% (pre-tax 24.1%) and a terminal growth rate of 3.0%. The Company determined that the recoverable amount of the CGU exceeds the carrying amount of the CGU.

7.	TRADE RECEIVABLES

	As at July 31, 2026	As at July 31, 2025
Trade receivables	$6,006,689	$3,823,232
Expected credit losses	(174,723)	(90,902)
Trade receivables	$5,831,966	$3,732,330

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

	As at July 31, 2026	As at July 31, 2025
Current	$4,962,845	$2,656,563
1-30 Days	337,504	488,758
31-60 Days	33,711	251,819
61-90 Days	277,211	152,086
Over 91 Days	395,419	274,007
Expected credit loss	(174,723)	(90,902)
Total aged trade receivables	$5,831,966	$3,732,330

8.	PREPAIDS AND OTHER ASSETS

	As at July 31, 2026	As at July 31, 2025
Inventory	$74,232	$576,689
Marketing and promotion	1,086,003	563,221
Deposits	832,537	117,342
IT subscriptions	183,183	208,045
Insurance	160,921	87,330
Transportation	7,706	5,716
Professional fees	569,057	136,925
Lease	19,166	-
Deferred financing costs	490,908	-
Sales tax receivable	1,739,728	-
Other assets	589,956	168,724
Total prepaids	$5,753,397	$1,863,991

9.	INVENTORY

	As at July 31, 2026	As at July 31, 2025
Finished Goods	$3,539,246	$4,117,204
Raw Materials	1,141,064	395,483
Total Inventory	$4,680,310	$4,512,687

An obsolete inventory provision of $9,409 has been recorded in cost of sales for the year ended July 31, 2026 (July 31, 2025 - $nil). The total amount of inventory reflected in the cost of sales was $7,699,206 (2025 - $5,423,995) for the year ended July 31, 2026.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

10.	PROPERTY AND EQUIPMENT

Cost	Office Equipment and Furniture	Leasehold Improvements	Equipment	Vehicles	Total
As at July 31, 2024	$126,024.00	$41,622.67	$-	$-	$167,646.97
Additions	175,820	-	-	-	175,820
As at July, 31, 2025	$301,844	$41,623	$-	$-	$343,467
Additions	249,170	1,222,294	27,606,205	30,000	29,107,670
Disposals	(65,730)	-	-	-	(65,730)
As at July, 31, 2026	$485,284	$1,263,917	$27,606,205	$30,000	$29,385,407

Accumulated Depreciation
As at July 31, 2024	$3,660.94	$4,651.00	$-	$-	$8,311.97
Additions	52,117	8,325	-	-	60,442
Adjustments	2,090	(1,055)	-	-	1,035
As at July, 31, 2025	$57,868	$11,920	$-	$-	$69,789
Additions	82,834	92,471	1,578,390	5,833	1,759,528
As at July, 31, 2026	$140,702	$104,392	$1,578,390	$5,833	$1,829,317

Net Book Value
As at July 31, 2025	$243,976	$29,702	$-	$-	$273,678
As at July 31, 2026	$344,583	$1,159,526	$26,027,816	$24,167	$27,556,090

For the year ended July 31, 2026, $1,648,493 (2025 - $503,067) of depreciation has been included in the cost of goods sold.

Certain equipment is pledged as security as part of the Company’s lease arrangement.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

11.	INTANGIBLE ASSETS AND GOODWILL

Costs	Intellectual Property	Website	Trademark	Goodwill	Customer Relationship		Total
As at July, 31, 2025	$5,000,000	$24,750	$-	$-	$		$5,024,750
Additions	-	-	48,247	25,574,339		29,000,000	54,622,586
As at July, 31, 2026	$5,000,000	$24,750	$48,247	$25,574,339		$29,000,000	$59,647,336

Accumulated Amortization
As at July, 31, 2025	$750,000	$5,089	$-	$-		$-	$755,089
Additions	500,000	8,250	-	-		3,383,333	3,891,583
As at July, 31, 2026	$1,250,000	$13,339	$-	$-		$3,383,333	$4,646,672

Net Book Value
As at July, 31, 2025	4,250,000	19,661	-	-		-	4,269,661
As at July, 31, 2026	3,750,000	11,411	48,247	25,574,339		25,616,667	55,000,663

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at July 31, 2026	As at July 31, 2025
Accounts payable	$8,779,224	$5,202,773
Accrued liabilities	1,045,514	1,505,026
Total accounts payable and accrued liabilities	$9,824,738	$6,707,799

Contract Liaiblities	As at July 31, 2026
Contract liability July 31, 2025	$-
Amounts received	3,000,000
Amounts recognized in revenue	(781,893)
Total Contract Liabilities	$2,218,107

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

13.	SHORT TERM LOANS

	Vendor take Back	Promissory Note	Convertible Debenture	Secured Promissory Note	Ascent Note	Revolver	Other Notes	Total
Opening Balance	$-	$-	$-	$-	$-	$-	$1,227,997.00	1,227,997
Additions	22,250,000	3,880,000	7,500,000	754,109	5,921,016	12,333,055	1,000,000	53,638,180
Issuance of Shares	-	-	-	(380,000)	-	-	(1,028,571)	(1,408,571)
Units Issued	-	-	-	(217,321)	-	-	-	(217,321)
Payments	-	(263,890)	(325,479)	(361,876)	(1,367,031)	(12,606,205)	(1,227,997)	(16,152,479)
Loss on settlement	-	-	-	77,321	-	-	28,571	105,892
Fair value Adjustment	-	-	5,385,000	-	3,797,065	-	-	9,182,065
Interest and accretion expense	1,674,337	275,449	325,479	127,767	1,367,031	273,150	-	4,043,213
Foreign exchange (gain) loss	-	-	-	-	193,530	-	-	193,530
As at July, 31, 2026	23,924,337	3,891,559	12,885,000	-	9,911,611	-	-	50,612,507

Vendor Take Back

On December 23, 2025, as part of the Acquisition (Note 6), the Company entered into a $22,250,000 secured Vendor Take Back Note (“VTB Note”) with a maturity date of December 23, 2026, carrying an interest rate of 12% per annum, compounding monthly. Principal and interest are due on maturity. The VTB Note is subject to certain covenants, and as at July 31, 2026, the Company was in compliance with all the covenants.

Promissory Note

In January 2026, the Company entered into a promissory note agreement (“Promissory Note”) and drew $4.0 million under the facility. The promissory note bears interest at 14% per annum, payable monthly in arrears, and matures 12 months from the funding date. The promissory note is measured at amortized cost in accordance with IFRS 9. A $120,000 origination fee paid to the lender was accounted for as a directly attributable transaction cost and deducted from the initial carrying amount of the liability. The loan is subsequently measured using the effective interest method. The Promissory Note is subject to certain covenants, and as at July 31, 2026, the Company was in compliance with all the covenants.

Secured Promissory Note

On December 4, 2025, the Company entered into a secured promissory note (“Secured Promissory Note”) for gross proceeds of $800,000, carrying interest at a rate of 1% per month, calculated daily, and was repayable on demand by the lender after February 4, 2026, unless repaid earlier by the Company. During the year ended July 31, 2026, the Secured Promissory Note was fully settled through issuance of common shares, warrants and cash payment. The settlement resulted in a loss on settlement of $77,321 which was recorded in the consolidated statements of loss and comprehensive loss.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Revolver

On August 19, 2025, the Company entered into a revolving credit facility with Canadian and United States dollar borrowing limits of $4,000,000 and USD$850,000 respectively. Borrowings in Canadian dollars bore interest at the Canadian Prime Rate plus 4.75 percent, subject to a minimum rate equal to the greater of 1.5 percent or the Canadian Overnight Repo Rate Average (CORRA). Borrowings in US dollars bore interest at Term Secured Overnight Financing Rate (SOFR) plus 5 percent, subject to a minimum rate equal to the greater of 1.5 percent or SOFR. Availability is determined through a borrowing base that includes eligible trade receivables inventory. This value is determined by applying a lender-determined appraisal discount to the estimated recoverable amount of inventory in an orderly sale scenario. A minimum tangible net worth of $1,000,000 is to be maintained monthly. The facility is repayable on demand. As at July 31, 2026, the outstanding balance under the facility was $nil.

Other Notes

On April 1, 2026, the Company received gross proceeds of $1,000,000 under an unsecured promissory note. On May 15, 2026, the unsecured promissory note was exchanged for an unsecured convertible promissory note in the principal amount of $1,000,000 in exchange for, and in cancellation of, the previously issued $1,000,000. As additional part of the exchange, the Company issued 476,190 common shares and 1,428,571 common share purchase warrants exercisable at $0.35 per share to the holder (Note 15). The warrants expire on the fifth anniversary of the issue date and were classified as derivative liability in the consolidated statements of financial position (Note 15). The unsecured convertible promissory note had a term of 18 months from the date of issuance and bore interest at 9.5% per annum, payable monthly in arrears, and was convertible at the option of the holder into common shares at a conversion price of $0.35 per common share. Immediately following issuance, the holder elected to convert the full $1,000,000 principal amount into 2,857,143 common shares at the conversion price of $0.35 per common share, and the note was settled. The common shares issued on conversion were recorded at their fair value of $1,028,571, based on a market price of $0.36 per share, resulting in a loss on settlement of debt of $28,571 which was recorded in the consolidated statements of loss and comprehensive loss.

Convertible Debentures

On December 23, 2025, the Company issued unsecured convertible unsecured debentures (“Convertible Debentures”) for total cash proceeds of $7,500,000, with a maturity date of December 23, 2028. Total proceeds included convertible debentures amounting to $2,500,000 that were issued to a family member of a director of the Company and is considered a related party transaction. The Convertible Debentures issued to the related party were issued on the same terms and conditions as those issued to non-arm’s length investors.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

The Convertible Debentures bear interest at a rate of 7.20% per annum, payable monthly, and are convertible into common shares of the Company at an initial conversion price of $0.50 per share, which would be adjusted if the Company subsequently issues convertible securities at a lower conversion price. The Company issued Senior Secured Convertible Note on May 5, 2026 at a conversion price of US$0.23488 (approximately $0.32) per share, and accordingly the conversion price of the Convertible Debentures was reset to C$0.32 per share effective May 5, 2026.

The Company elected to designate the entire Convertible Debentures at FVTPL. The fair value of the Convertible Debentures as at July 31, 2026, was $12,885,000. The fair value of the Convertible Debentures on July 31, 2026, was estimated using a valuation model with the following main inputs: volatility 70%, share price $0.51, risk free interest rate 3.2%, exercise price $0.32.

Ascent Note

On May 5, 2026, the Company issued a senior secured convertible promissory note to Ascent Partners Fund LLC (the “Ascent Note”) in the principal amount of $9,426,181 (USD$6,720,867) for gross cash proceeds of $8,459,561 (USD$6,212,500). The Ascent Note matures on November 5, 2027, and bears interest at 9.5% per annum, with interest payable monthly. The difference between the principal amount and the cash proceeds represents original issue discount. The Ascent Note is convertible into common shares at the option of the holder at an initial conversion price of US$0.23488 per share.

The Company also issued to the lender 21,460,534 warrants to acquire common shares of the Company at exercise price of US$0.23488 per share. The warrants expire on May 5, 2031, and were classified as derivative liabilities at FVTPL (Note 15). The cash proceeds were allocated to the Ascent Note ($5,921,016) and warrants ($2,521,524) using their relative fair value on the issuance date. In addition, the Company issued 429,210 common shares to the lender which were measured at $154,516 on the issuance date using the share market price and accounted for as debt issuance cost and recorded in the consolidated statements of loss and comprehensive loss.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

The Company elected to designate the Ascent Note at FVTPL. The fair values of the Ascent Note and the Ascent Warrants at initial recognition were determined using valuation techniques that incorporate significant unobservable inputs (Level 3) (Note 15). The transaction price was recognized based on the cash proceeds that was not the best evidence of fair value at initial recognition. The day-one difference between the cash proceeds and fair values amounted to of $7,925,094, which was deferred and will be recognized on a systematic basis based on the term of the instruments. The changes in the aggregate day-one difference were as follows:

	Ascent Note	Ascent Warrants	Total
Opening Balance	$0	$0	$0
Day-one difference on initial recognition (May 5, 2026)	5,558,115	2,366,979	7,925,094
Amounts recognized in profit or loss during the year	(904,020)	(115,749)	(1,019,769)
As at July, 31, 2026	4,654,095	2,251,230	6,905,325

The fair value of the Ascent Note on July 31, 2026, was estimated using a valuation model with the following main inputs: volatility 75%, share price $0.51, risk free interest rate 4.05%, exercise price US$0.23488. The fair value of the Ascent Warrants on July 31, 2026, was estimated using a valuation model with the following main inputs: volatility 75%, share price $0.51, risk free interest rate 4.05%, exercise price US$0.23488.

Other Notes

During the year ended July 31, 2025, the Company entered into two merchant cash advance financing arrangements which provided the Company with working capital in exchange for a fixed repayment amount, remitted as a percentage of the Company’s sales. The two cash advances were settled during the year ended July 31, 2026.

On May 20, 2025, the Company entered into a short-term loan agreement with a related party, comprising of a close family member of one of the Company’s directors. Under the terms of the agreement, the related party advanced $1,000,000 to the Company. The loan was unsecured and repayable on demand. An arrangement fee of $55,000 was paid to the lender on the date of the loan advance. The loan was interest-free for the first 90 days following the advance of the principal amount, after which it carried interest at 20% per annum until repayment. The transaction was conducted on terms and conditions agreed by the related party and the Company and was approved by the Board of Directors in accordance with the Company’s related party transaction policy. During the year ended July 31, 2025, no principal or interest repayments were made.

As of August 2025, the related party loan was fully repaid.

14.	LONG TERM LOANS

Senior Debt
Opening Balance	$-
Additions	52,880,640
Fair Value of Warrants	(1,707,604)
Fair Value Adjustment	5,443,305
Foreign exchange (gain) loss	1,038,454
As at July, 31, 2026	57,654,795

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Senior Debt - OIC Credit Facility

On December 23, 2025, the Company entered into a credit agreement (“OIC Credit Facility”) with Orion Infrastructure Capital. The aggregate amount committed under the OIC Credit Facility is $68,855,000 comprising (i) a $55,084,000 initial term loan facility (“Initial Term Loan”) and (ii) a $13,771,000 additional commitment.

The Company received total net proceeds of $52,880,640, after original issue discount of $2,203,360 (US$40 million), under the Initial Term Loan and issued to the lender 7,500,000 warrants to acquire common shares of the Company at exercise price of $0.40 per share. The warrants expire five years after issuance date and were classified as derivative liability in the consolidated statements of financial position (Note 15). The cash proceeds received on the issuance date were allocated to the OIC Credit Facility ($51,173,036) and warrants ($1,707,604) using their relative fair value on the issuance date. Portion of the cash proceeds was utilized to pay the loan assumed in business acquisition (Note 6). Transaction costs associated with the issuance of the OIC Credit Facility were recognized as finance costs in the consolidated statements of loss and comprehensive loss. The Initial Term Loan bears an interest rate of 12% payable quarterly. All interest payments prior to June 30, 2026, were payable in kind unless the Company elected to make cash payments. The Initial Term Loan has a maturity date of December 23, 2030, and is payable at maturity.

The OIC Credit Facility contains certain prepayment options subject to a prepayment premium and an exit premium that would be calculated based on the 30-day volume-weighted average price (“VWAP”) of the common share of the Company.

The OIC Credit Facility was designated at FVTPL and classified within Level 3 of the fair value hierarchy under IFRS 13. The fair value of the OIC Credit Facility as at July 31, 2026, was $57,654,795.

The fair value of the OIC Credit facility on July 31, 2026, was estimated using a valuation model with the following main inputs: volatility 70% (December 23, 2025- 65%), share price $0.51 (December 23, 2025 - $0.40), risk free interest rate 3.2% (December 23, 2025 – 2.9%).

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

15.	DERIVATIVE LIABILITY

In conjunction with the OIC Credit Facility, the Company issued 7,500,000 common share purchase warrants to the lender (the “OIC Warrants”). Each warrant entitles the holder to purchase one share at an exercise price of $0.40 per share until December 23, 2030. The warrants contain a cashless exercise provision, which violated the fixed-for-fixed criterion, and accordingly these warrants have been classified as a financial liability at FVTPL on issuance. The fair value of the warrants on July 31, 2026 and December 23, 2025 (issuance date) was estimated using the Black-Scholes option pricing model using the following main inputs: volatility 70% (December 23, 2025- 65%), share price $0.51 (December 23, 2025 - $0.40), risk free interest rate 3.2% (December 31, 2025 – 2.9%)

In conjunction with the Senior Secured Convertible Note (Note 13), on May 5, 2026, the Company issued 21,460,534 common share purchase warrants to the holder (the “Ascent Warrants”). Each Ascent Warrant entitles the holder to purchase one common share at an exercise price of US$0.23488 per share until May 5, 2031. As the exercise price is denominated in US dollars, which differs from the Company’s functional currency, and the cashless exercise provision, the Ascent Warrants do not meet the fixed-for-fixed criterion and have been classified as a derivative financial liability at FVTPL. The fair value of the Ascent Warrants was assessed using the Black-Scholes option pricing model.

In conjunction with the exchange of the unsecured promissory note for an unsecured convertible promissory note (Note 13), on May 15, 2026, the Company issued 1,428,571 common share purchase warrants to the holder (the “Convertible Note Warrants”). Each Convertible Note Warrant entitles the holder to purchase one common share at an exercise price of $0.35 per share until May 15, 2031. The Convertible Note Warrants contain a cashless exercise provision, which violated the fixed-for-fixed criterion, and accordingly the Convertible Note Warrants do not meet the fixed-for-fixed criterion and accordingly the Convertible Note Warrants have been classified as a derivative financial liability at FVTPL. The fair value of the Convertible Note Warrants on July 31, 2026 and May 15, 2026 (issuance date) was estimated using the Black-Scholes option pricing model using the following main inputs: volatility 70% (May 15, 2026 – 70%), share price $0.51 (May 15, 2026 – $0.36), risk-free interest rate 3.27% (May 15, 2026 – 3.36%), expected life of 4.79 years (May 15, 2026 – 5.00 years) and expected dividend yield of nil. The fair value of the Convertible Note Warrants was $312,421 on issuance and $487,232 as at July 31, 2026.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

The following table provides a reconciliation of the warrant liability for the year ended July 31, 2026:

	OIC Warrants	Ascent Warrants	Other Warrant Liability	Total
December 23, 2025	$-	$-	$-	$-
Issued	1,707,604	2,521,524	312,421	4,541,549
Change in fair value	710,641	2,584,535	174,811	3,469,987
Foreign exchange loss	41,546	44,104	-	85,650
July 31, 2026	2,459,791	5,150,163	487,232	8,097,186

The following table is a summary of the Company’s warrants outstanding as at July 31, 2026:

Expiration Date	Warrants outstanding	Weighted average exercise price
	#	$
December 23, 2030	7,500,000	$0.40
May 5, 2031	21,460,534	$0.33
May 15, 2031	1,428,571	$0.35
Total	30,389,105	$0.35

The weighted average remaining contractual life of warrants outstanding as at July 31, 2026, was 4.67 years.

16.	RIGHT OF USE ASSETS AND LEASE LIABILITIES

	Office	Equipment	Warehouse	Vehicle	Total
Right of use assets, as at July 31, 2024	$182,361	$-	$-	$-	182,361
Additions	-	-	-	-	-
Adjustments	-	-	-	-	-
Right of use assets as at July 31, 2025	$182,361	$-	$-	$-	$182,361
Additions	-	12,093,418	8,147,333	95,381	20,336,133
Adjustments	-	-	-	-	-
Right of use assets as at July 31, 2026	$182,361	$12,093,418	$8,147,333	$95,381	$20,518,494

Accumulated Amortization
Accumulated amortization as at July 31, 2024	$28,167	$-	$-	$-	28,167
Amortization Expense	67,316	-	-	-	67,316
Accumulated amortization as at July 31, 2025	95,483	-	-	-	95,483
Amortization Expense	60,130	1,481,041	817,386	13,353	2,371,911
Accumulated amortization as at July 31, 2026	$155,613	$1,481,041	$817,386	$13,353	$2,467,394

As at July 31, 2025	$86,878	$-	$-	$-	$86,878
As at July 31, 2026	$26,748	$10,612,377	$7,329,947	$82,028	$18,051,100

	Office	Equipment	Warehouse	Vehicle	Total
Total lease liabilities as at July 31, 2024	$151,456	$-	$-	$-	151,456
Interest Expense	22,447	-	-		22,447
Lease Payments	(75,180)	-	-	-	(75,180)
Lease liabilities as at July 31, 2025	$98,724	$-	$-	$-	$98,724
Additions	-	12,091,875	7,747,333	95,381	19,934,590
Interest Expense	11,591	521,161	357,263	3,886	893,901
Lease Payments	(78,128)	(1,537,456)	(885,045)	(13,593)	(2,514,222)
Foreign Exchange	-	272,411	-	-	272,411
Lease liabilities as at July 31, 2026	$32,187	$11,347,992	$7,219,552	$85,673	$18,685,404

Total lease liabilities as at July 31, 2025
Current	$32,187	$1,911,974	$1,029,910	$21,645	$2,995,715
Long term	-	9,436,017	6,189,642	64,029	$15,689,689
Total	$32,187	$11,347,992	$7,219,552	$85,673	$18,685,404

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

For the year ended July 31, 2026, $2,311,781 of right-of-use asset depreciation has been included in the cost of goods sold. In measuring lease liability for the leases entered into during the year ended July 31, 2026, the Company estimated IBR in a range of 7.45% -20%.

The following table provides a maturity analysis of the Company’s lease liabilities. The amounts disclosed in the maturity analysis are the contractual undiscounted cashflow before deducting interest or finance charges.

Balance sheet	Office	Equipment	Warehouse	Vehicle	Total
Lease liabilities	$32,187	$11,347,992	$7,219,552	$85,673	$18,685,404
Right of use assets	26,748	10,612,377	7,329,947	82,028	18,051,100
Contractual lease obligation
Within 1 year	33,172	2,029,988	1,557,343	27,187	3,647,690
2 to 3 years	-	5,349,059	2,984,697	54,374	8,388,130
more than 4 years	-	6,146,478	4,628,542	15,859	10,790,878
	33,172	13,525,525	9,170,582	97,420	22,826,698
Effect of discounting	(985)	(2,177,533)	(1,951,030)	(11,746)	(4,141,294)
	32,187	11,347,992	7,219,552	85,673	18,685,404
Less: Current portion	32,187	1,911,974	1,029,910	21,645	2,995,715
Non-current portion	-	9,436,017	6,189,642	64,029	15,689,688

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

17.	RELATED PARTY TRANSACTIONS

During the years ended July 31, 2026 and 2025, key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. The Company considers its Executive Chairman and Chief Executive Officer (“EC&CEO”), its Co-President & Chief Revenue Officer, its Co-President & Chief Marketing Officer, its Chief Operating Office (“COO”), and its Chief Financial Officer and Corporate Secretary(“CFO”), to be its key management personnel, in addition to its board of directors. Compensation of key management is included in the consolidated statements of loss and comprehensive loss as follows:

	For the year ended July 31, 2026	For the year ended July 31, 2025
Salaries, consulting fees, bonus and benefits	$2,349,461	$2,750,791
Share-based payments	516,429	522,920
Total	$2,865,890	$3,273,711

Salaries, consulting fees, bonus and benefits have been included in selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss.

As at July 31, 2026, the Company has an outstanding balance of $461,584 (2025 - $874,671) payable on demand to the officers of the Company, related to outstanding remuneration, which is included in accounts payable and accrued liabilities.

On January 25, 2024, CBL purchased 100% of the shares of Cizzle Brands Inc. for cash consideration of $5,000,000. The acquisition was accounted as an asset acquisition, and the fair value of the asset acquired comprising of intellectual property, was determined based on the total consideration paid in cash. Cizzle Brands Inc. was a related party, which was previously owned by an officer of the Company. The transaction was conducted on terms and conditions agreed to by the related party and the Company and was approved by the Board of Directors in accordance with the Company’s related party transaction policy.

On May 20, 2025, the Company entered into a short-term loan agreement with a related party, as disclosed in Note 13.

During the July 2025 private placement, four officers of the Company received units valued at $545,206 in lieu of cash compensation.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

During the year ended July 31, 2026, Directors received share-based payments valued at $551,007.

18.	SHARE CAPITAL

Authorized:

An unlimited number of common shares, no par value. There are no rights, preferences, or restrictions attached to that class.

Transactions during the year ended July 31, 2026:

During the year ended July 31, 2026, 615,504 stock options were exercised (through a net-share settlement, resulting in the issuance of 264,949 common shares), 203,500 broker warrants were exercised at an exercise price of $0.2 per warrant resulting in no broker warrants outstanding as at July 31, 2026 (July 31, 2025- 203,500) and 44,007 RSUs were exercised.

In December 2025, the Company issued 53,750 units to settle accounts payable of $21,500. Each unit consists of one common share and one-half of one common share purchase warrant, resulting in the issuance of 53,750 common shares and 26,875 warrants. The units were measured at a fair value of $24,167, of which $21,500 was allocated to share capital and $2,667 to the warrant reserve, and a loss on settlement of $2,667 was recognized in the consolidated statements of loss and comprehensive loss.

In May 2026, the Company issued 4,885,928 common shares to settle outstanding debts and in connection with the modification of a loan agreement (Note 13). The shares were issued at prices ranging from $0.36 to $0.38 per share and were recorded in share capital at $1,786,434. The shares issued were valued using the Company’s share price at the date of issuance. The issuance shares for debt resulted in a loss on extinguishment of $118,175 which was recorded in the consolidated statements of loss and comprehensive loss.

In May 2026, in connection with the issuance of Ascent Note (Note 13), the Company issued 429,210 common shares to the Ascent Note holder. The shares were accounted for as debt issuance cost and were measured at $154,516 based on the market price on the issuance date and recorded in the consolidated statements of loss and comprehensive loss.

In December 2025, the Company completed a private placement raising gross proceeds of $4,757,000 through the issuance of 11,892,500 units at a price of $0.40 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.60 per share for a period of 24 months from the date of issuance, subject to acceleration in certain circumstances. Based on the relative fair value allocation of the units issued in the financing, $4,231,636 of the proceeds was allocated to share capital and $525,364 was allocated to warrants.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

In connection with the private placement, the Company issued 500,000 common shares and 71,250 units as finders fees. The common shares were valued at $0.40 per share based on the share price on the issuance date. The terms of the units are identical to the terms of the units issued in private placement, measured at fair value with $25,352 allocated to share capital and $3,149 allocated to warrants. The total finders’ fees in the amount of $543,169, including fees paid in cash, were deducted from share capital and warrants.

Transactions during the year ended July 31, 2025:

In August 2024, the Company completed the offering and issued 3,750,000 units at a price of $0.20 per unit for gross proceeds of $750,000. Each unit consists of one common share and one-half Warrant. Each warrant is exercisable into one common share at an exercise price of $0.40 and expires in August 2028. The gross proceeds from the units were allocated using the relative fair value method. As a result, $665,754 was allocated to share capital and $84,246 was allocated to warrant reserves.

In October and November 2024, the Company issued 10,185,508 common shares at a price of $0.30/share for gross proceeds of $3,055,654.

In conjunction with the go public transaction, in December 2024, the Company issued 3,458,940 common shares at a price of $0. 30 per share for gross proceeds of $1,037,682.

In July 2025, the Company closed a private placement with total proceeds of $3,956,491, consisting of a total of 10,990,252 units at a price of $0.36/unit. Each Unit consists of one common share of the Company and one share purchase warrant of the Company. Each Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.44 for a period of thirty-six months from the date of issuance. The gross proceeds from the units were allocated using the relative fair value method. As a result, $2,192,907 was allocated to share capital and $1,763,584 was allocated to warrant reserves. Included in this private placement were 1,514,461 units issued to four officers of the Company in lieu of cash compensation. The value of the units was allocated to share capital for an amount of $302,184 and warrant reserves for an amount of $243,022.

In connection with the August 2024 offering, the Company incurred costs of $17,840, these issuance costs were allocated $14,075 to common shares and $3,765 to the warrant reserve. The allocation was made in the same proportion as how the proceeds from the issuance of the Units were allocated between common shares and warrants.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

In connection with the October and November 2024 share issuances, the Company incurred costs of $75,493. Additionally, the Company issued 332,875 commission shares with a total fair value of $99,863 to finders.

In connection with the offering which occurred in conjunction with the go public transaction, the Company issued 239,781 broker warrants with a total fair value of $42,369. Each broker’ warrant is exercisable at a price of $0.30 and expires in November 2026.

In connection with the July 2025 private placement, the Company incurred costs of $20,088, these issuance costs were allocated $11,157 to common shares and $8,931 to warrant reserve. The allocation was made in the same proportion as how the proceeds from the issuance of the Units were allocated between common shares and warrants.

The Company issued 1,666,666 common shares at a value of $0.30 to the shareholders of Cizzle Brands Corporation as part of the reverse takeover transaction (Note 5).

During the year ended July 31, 2025, 2,625,000 warrants with an exercise price of $0.40 were exercised in exchange for 2,625,000 common shares. In addition, 100,000 broker units were exercised with an exercise price of $0.20 per unit in exchange for $20,000. As a result, 100,000 common shares and 50,000 warrants were issued.

During the year ended July 31, 2025, the Company issued 595,645 common shares to settle debts of $183,250. The shares issued were valued using the Company’s stock price at the date of issuance.

19.	WARRANT RESERVE

The warrants issued were valued using the Black-Scholes Model. The following table presents information regarding warrants issued by the Company:

	# of warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Life	Expiry Date
As at July 31, 2024	37,371,385	$0.40	1.76
Issuance of warrants (1)(4)	1,875,000	$0.40	2.00	August 1, 2028
Issuance of Broker warrants (2)	239,781	$0.30	0.33	November, 2026
Issuance of Broker warrants (6)	12,504,671	$0.44	2.00	July 2028
Exercise of Warrants (3)	(2,625,000)	$0.40	1.76
As at July, 31, 2025	49,365,837	$0.40	1.82
Issuance of units (7)	5,946,250	$0.60	1.42	December 2027
Issuance of units (8)	35,625	$0.60	1.42	December 2027
Issuance of units (9)	26,875	$0.60	1.42	December 2027
As at July, 31, 2026	55,374,587	$0.42	1.78

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

(1)	In August 2024, the Company issued 1,875,000 warrants in connection with the private placement of Units (Note 18). The warrants have an estimated fair value of $84,246 ($0.04 per warrant). Each warrant entitles the holder thereof to acquire one half common share of the Company for a price of $0.20 for a period of two years from the date of issuance.

(2)	In November 2024, the Company issued 239,781 broker warrants associated with in connection with the private placement of common shares (Note 18). The warrants have an estimated fair value of $42,369 ($0.18 per warrant). Each warrant entitles the holder thereof to acquire one common share of the Company for a price of $0.30 for a period of two years from the date of issuance.

(3)	During the year ended July 31, 2025, 2,625,000 warrants were exercised at a price of $0.40 in exchange for 2,625,000 common shares

(4)	In addition, 100,000 broker warrants were exercised at a price of $0.20 per warrant in exchange for $20,000. As a result, 100,000 common shares and 50,000 warrants (Note 18) were issued.

(5)	In prior reporting periods, broker units were included within the share capital and warrants reserve disclosure. To enhance transparency and provide greater clarity, broker units are now disclosed separately from other share and warrant instruments. This change in presentation does not impact previously reported financial figures but improves the granularity of information provided to users of the consolidated financial statements. Note 18 (3).

(6)	In July 2025, the Company issued 12,504,713 warrants in connection with the private placement of Units (Note 18). The warrants have an estimated fair value of $2,006,606 ($0.16 per warrant). Each Warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.44 for a period of thirty-six months from the date of issuance.

(7)	In connection with the December 2025 private placement, the Company issued 5,946,250 common share purchase warrants, Note 18. Each whole warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.60 per share for a period of 24 months from the date of issuance, subject to acceleration in certain circumstances. Based on the relative fair value allocation at the date of issuance, $525,364 of the gross proceeds from the private placement was allocated to the warrants and recorded in the warrant reserve within shareholders’ equity.

(8)	In connection with the issuance of 71,250 units as finders’ fees in private placement (Note 18), the Company issued 35,625 common share purchase warrants. The warrants were measured at a fair value of $3,149 at the date of issuance and were recognized as share issuance costs, with a corresponding amount recorded in the warrant reserve within the statement of shareholders’ equity.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

(9)	In connection with the issuance of 53,750 units to settle accounts payable (Note 18), the Company issued 26,875 common share purchase warrants. The warrants were measured at a fair value of $2,667 at the date of issuance based on their relative fair value allocation. The fair value of the warrants was recognized as share issuance costs, with a corresponding amount recorded in the warrant reserve within the statement of shareholders’ equity.

The below inputs and assumptions were used in the fair value determination of the warrants:

	July 31, 2025	July 31, 2026
Common share price	$0.20 - $0.30	$0.40
Exercise price of warrants	$0.30 - $0.44	$0.60
Expected life, in years	2.00 - 4.00	2.00
Volatility	98% - 113%	70%
Risk free interest rate	2.78% - 3.17%	2.47%

There were no forfeitures of warrants recorded during the year ended July 31, 2026 (nil- from January 10, 2024 (the date of incorporation) to July 31, 2024.)

20.	SHARE BASED COMPENSATION

	# of Options	Weighted Average Exercise Price per Share Option	Expiry Date	Weighted Avg Remaining Contractual life (year)
As at July 31, 2024	19,120,000	$0.20	February 2034 to July 2034	7.52
Granted (August 1, 2024 to October 31, 2024)	2,290,000	$0.21	May 2034 to October 2034	8.43
Granted (November 1, 2024 to January 31, 2025)	5,145,000	$0.31	November 2034 to January 2035	8.84
Granted (February 1, 2025 to April 30, 2025)	800,000	$0.40	February 2035 to April 2035	9.17
Granted (May 1, 2025 to July 31, 2025)	1,077,000	$0.45	May 2035 to April 2035	9.31
Granted (May 1, 2025 to July 31, 2025)		$0.44	May 2035 to April 2035	9.56
Forfeited	(968,334)	$0.21
As at July, 31, 2025	27,463,666	$0.23		8.18
Granted - August 1 to July 31, 2026	5,355,000	$0.35	August 2035 to July 2036	9.53
Cancelled	(135,000)	$0.20
Exercised - August 1 to July 31, 2026	(615,504)	$0.20
Forfeited	(412,829)	$0.24
As at July, 31, 2026	31,655,333	$0.25		7.93

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

The Company uses the Black-Scholes method to calculate option values, the below assumptions were used for all options issues:

	Year End July 31, 2026	Year End July 31, 2025
Common share price	$0.26 - $0.44	$0.20 - $0.44
Weighted average exercise price per share option	$0.29 - $0.45	$0.20 - $0.45
Expected life, in years	6.50	6.50
Volatility	56%	98%
Risk free interest rate	2.86% - 3.41%	2.64% - 3.16%

The stock option plan is applicable to employees and directors of the Company. The options are granted at the Company’s current fair market value of the common shares under terms and conditions determined by the Board. Under the terms of the plan, the options generally vest proportionately over a three-year period and expire ten years from the date of the grant. There were 5,355,000 options issued during the year ended July 31, 2026 (9,312,000 options issued during the year ended July 31, 2025), to employees and contractors. The Company recognized a total of $1,723,943 of share-based compensation for the year ended July 31, 2026 (2025 - $2,712,828). Included in the total share-based compensation expense is an amount of $189,709, which represents shares and warrants issued to officers of the Company (Note 17). The Company may issue up to 15% of common shares outstanding as options under its stock-option plan.

During the year ended July 31, 2026, 615,504 options were exercised for common shares in a cashless exercise in which only 264,949 common shares were issued. During the year, 412,829 options were forfeited and 135,000 options were cancelled. The average market price of options exercised was $0.351 per share.

Of the total options outstanding as at July 31, 2026, there are 20,922,172 vested options and 10,733,161 unvested options.

The maximum term of the options is 10 years. The share price is the fair value of the shares based on the private placement share price on the day of the grant. The volatility is based on comparable public companies within comparable industries.

Restricted Share Units

On August 1, 2025, the Company granted 455,394 restricted share units (“RSUs”) vesting on August 30, 2026. During the year ended July 31, 2026, the vesting of 44,007 RSUs was accelerated on May 28, 2026, of which 22,004 common shares were issued and 22,003 were withheld to satisfy tax obligations on vesting. As at July 31, 2026, 305,652 RSUs were outstanding (2025 – nil).

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

21.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

The breakdown of Selling, General and Administrative Costs by nature are as follows:

	For the year ended
	July 31, 2026	July 31, 2025
Payroll and accrued bonus	$5,499,329	$2,964,243
Transportation	1,895,132	1,524,626
Professional fees	5,616,569	4,538,125
Other selling, general and administrative expense	4,122,647	2,283,737
Total Selling, general and administrative expense	$17,133,677	$11,310,731

22.	FINANCIAL INSTRUMENTS, RISKS AND CAPITAL MANAGEMENT

The Company has exposure to counterparty credit risk, liquidity risk, and market risk associated with its financial assets and liabilities. The Company’s risk management program seeks to minimize potential adverse effects on the Company’s financial performance and ultimately shareholder value. The Company manages its risks and risk exposures through a combination of insurance, a system of internal controls, and sound business practices.

The carrying values of cash, trade receivables, accounts payable and accrued liabilities, approximate their fair values due to their relatively short periods to maturity.

Credit risk

Credit risk arises from cash held with banks and trade receivables and these financial assets are subject to the expected credit loss model. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash by depositing with only reputable financial institutions and minimizes the credit risk of trade receivables by monitoring the counterparty’s creditworthiness and setting exposure limits.

To optimize cash flow and reduce the balance of prepaid expenses, the Company is actively negotiating improved credit terms with its suppliers. By securing longer payment periods and more favorable terms, the Company aims to reduce the need for large upfront payments, thereby enhancing liquidity and working capital management. These efforts are expected to strengthen the Company's financial position and support its long-term growth and sustainability.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate. The provision matrix below shows the expected credit loss rate for each aging category of trade receivables as at July 31, 2026.

The Company’s policy is to write off accounts receivable balances that are outstanding for more than 120 days when collection is no longer considered probable. As at July 31, 2026, the Company identified accounts receivable balances exceeding 120 days. Subsequent to the year end, the Company collected $122,334 of these balances; accordingly, only the remaining uncollected amount was written off during the year.

July 31, 2026	Total	Current	0 - 30 Days	31-60 Days	61-90 Days	Over 91 Days
Default rates		1.10%	0.99%	27.68%	4.87%	23.78%
Trade receivable	$6,006,689	4,962,845	337,504	33,711	277,211	395,419
Expected credit loss	174,723	54,493	3,344	9,330	13,511	94,045

July 31, 2025	Total	Current	0 - 30 Days	31-60 Days	61-90 Days	91-120 Days
Default rates		0.18%	3.03%	1.40%	2.89%	23.09%
Trade receivable	$3,823,232	2,656,563	488,757	251,819	152,086	274,007
Expected credit loss	90,902	4,886	14,809	3,534	4,400	63,273

Trade receivables with specific customers, each with 10% or more of total Company trade receivables are summarized as follows:

	As at July 31, 2026	As at July 31, 2025
Customer 1	$2,144,353	$720,601
Customer 2	1,018,785	-
Total Major Trade Receivables	$3,163,138	$720,601

Sales with specific customers, each with 10% or more of total Company sales, are summarized as follows:

	For the year ended July 31, 2026	For the year ended July 31, 2025
Customer 1	$12,795,346	$2,683,586
Customer 2	3,870,236	1,677,980
Total Sales	$16,665,583	$4,361,566

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring forecasts and actual cash flows and taking the necessary actions to maintain enough liquidity for operations and for growth objectives.

The following table summarizes the contractual undiscounted cash flow of the Company’s financial liabilities and other contractual obligations as at July 31, 2026, including principal, interest and lease payments, by fiscal year:

As at July 31, 2026	Carrying amount	Maturing in less than 1 year	Maturing in the next 13 to 60 Months	Maturing after 60 months
Accounts payable and accrued liabilities	$9,824,738	$9,824,738	$-	$-
Short term loans	50,612,507	37,255,421	11,776,050	-
Lease liabilities	18,685,404	3,647,690	19,179,008	-
Long term debt	57,654,795	7,267,319	116,938,600	10,626,768
Total	$136,777,444	$57,995,168	$147,893,658	$10,626,768

As at July 31, 2025	Carrying amount	Maturing in less than 1 year	Maturing in the next 13 to 60 Months	Maturing after 60 months
Accounts payable and accrued liabilities	$6,707,799	$6,707,799	$-	$-
Short term loans	1,227,997	-	-	-
Lease liabilities	98,724	-	-	-
Total	$8,034,520	$6,707,799	$-	$-

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, will affect the fair value of a financial instrument or its future cash flows.

The Company operates internationally with a sales coming from United States and other countries. The Company is, therefore, subject to foreign currency risk. The Company reports its financial results in Canadian dollars. The Company incurs expenses in both Canadian and U.S. dollars. To date, the Company has not used foreign currency forward contracts or other hedging strategies to manage its foreign currency exposure.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

As of July 31, 2026, the Canadian entities US-dollar net monetary assets totaled approximately US$2,289,011. A 10% strengthening in the Canadian dollar against the United States dollar as at July 31, 2026, would have increased the comprehensive loss and decreased shareholders’ equity by approximately $321,125. A 10% weakening would have had the equal but opposite effect. This analysis assumes that all other variables remain constant.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company defines capital as equity and debt, comprised of issued common shares, warrants, contributed surplus, and accumulated deficit. The Company seeks to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital, and overall capital expenditures.

23.	SEGMENTED INFORMATION

The Company has determined that it operates three reportable segments for the purposes of IFRS 8 Operating Segments: Retail/Wholesale, Consumer, and Manufacturing. The Chief Operating Decision Maker (the “CODM”) reviews revenue performance and allocates resources based on these three operating segments. The Company sells its product in Canada, the United States and Internationally.

	For the year ended July 31, 2026
	Retail/Wholesale	Consumer	Manufacturing	Total
Canada	$5,472,114	$461,031	$21,541,535	$27,474,679
United States	3,979,846	1,426,214	-	5,406,059
Other	485,694	-	-	485,694
Total Segmented Revenues	$9,937,654	$1,887,244	$21,541,535	$33,366,433

	For the year ended July 31, 2025
	Retail/Wholesale	Consumer	Manufacturing	Total
Canada	$8,388,430	$410,655	$-	$8,799,085
United States	2,906,003	577,888	-	3,483,891
Other	901,578		-	901,578
Total Segmented Revenues	$12,196,011	$988,543	$-	$13,184,554

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Management also monitors revenue by geographic market for internal analysis, including pricing decisions and overall business strategy. However, discrete measures of profitability, assets, and liabilities by segment or geography are not regularly reported to or reviewed by the CODM. Revenue disaggregated by segment and geographic market is presented in the table below. Geographic markets comprise Canada, the United States, and Other.

Management has also assessed that the Company’s non-Canadian assets are immaterial.

Revenue disaggregated by segment and geographic market is presented below to provide additional information to users of the consolidated financial statements.

Operating segments are reported in a manner consistent with the internal reporting used for the consolidated financial statements.

24.	INCOME TAX

A detailed assessment was performed based on expected future performance and taxable income. The recovery of income taxes attributable to the loss before taxes differs from amounts computed in applying the combined federal and provincial tax rate of 26.5% as a result of the following:

	July 31, 2026	July 31, 2025
Net loss before taxes	(42,374,153)	(13,858,831)
Combined tax rates	26.5%	26.5%
Income tax recovery	(11,229,151)	(3,672,590)
Adjustments
Non-deductible expenses and other	1,303,071	146,256
Foreign tax rate differential	-	-
Listing expense	-	132,500
Stock compensation	456,845	718,899
Fair value adjustment to debt	3,854,583	-
Share issue costs charged to equity	(407,489)	(67,748)
Origination and reversal of	6,047,135	2,742,683
Income tax expense (recovery)	24,994	-

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Temporary differences and unused tax losses for which deferred tax assets (liabilities) have been recognized and their movement during the year are attributable to the following:

	Opening August 1, 2025	Recognized through Goodwill	Recognized through income/expense	Closing July 31, 2026
Property and equipment	-	(4,714,845)	(165,808)	(4,880,654)
Intangible assets	-	(7,679,991)	896,333	(6,783,658)
Non-capital losses available for carryforward	-	12,394,836	(715,575)	11,679,261
Long term debt		-	(14,949)	(14,949)
Total	-	-	-	-

	Opening 01-Aug-24	Recognized through Goodwill	Recognized through income/expense	Closing July 31, 2025
Property and equipment	-	-	-	-
Intangible assets	-	-	-	-
Non-capital losses available for carryforward	-	-	-	-
Long term debt	-	-	-	-
Total	-	-	-	-

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following temporary differences:

	July 31, 2026	July 31, 2025
Property plant and equipment	237,112	106,180
Intangible assets	13,339	5,089
Non-capital losses carried forward	121,248,483	13,228,559
SR&ED expenditure carryforward	479,645	462,005
Investment tax credits	-	17,640
Non-deductible interest	28,177,250
Share issue costs	2,282,728	562,080
Lease liabilities	1,171,734	11,846
	153,610,291	14,393,398

Share issue costs will be fully amortized in 2030.

The Company concluded that there is uncertainty regarding the future recoverability of the Company's deferred income tax assets in future periods. Therefore, deferred tax assets have not been recognized in the financial statements with respect to non-capital losses in the amount of $121,248,483 (2025 - $13,228,559).

The Company has not recorded a deferred tax asset related to these unused losses and other temporary differences as it is uncertain if future taxable income will be available against which these unused tax attributes can be utilized.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

The Company has non-capital losses for tax purposes that may be used to reduce taxable income in the future. The potential tax benefits pertaining to these tax losses have been recognized in the consolidated financial statements to the extent described above. The losses for which no deferred tax asset has been recognized will expire as follows:

Expiry	Canada
2037	19,786,965
2038	5,353,858
2039	7,427,795
2040	10,452,818
2041	11,131,993
2042	22,642,235
2043	11,841,768
2044	10,513,407
2045	11,758,966
2046	10,338,677
121,248,483

25.	COMMITMENTS

On August 1, 2024, the Company entered into a Sponsorship Agreement with Canlan Ice Sports Corp. ("Canlan Sports"). Under this agreement, the Company has been granted exclusive promotional, advertising, sponsorship, and marketing rights associated with community-based hockey in Canada and the United States. The agreement includes the naming rights for the Canlan Sports Etobicoke facility, which will be known as "CWENCH Centre". The total consideration for the sponsorship rights is $2,250,000, payable in quarterly installments over a five-year term ending on July 31, 2029. During the year ended July 31, 2026, the Company paid $607,375 under the agreement. The amounts have been recorded as a marketing expense.

26.	SUBSEQUENT EVENTS

Toronto Maple Leafs Sponsorship Agreement

On September 29, 2026, the Company announced that it had entered into a three-year sponsorship agreement with MLSE making CWENCH Hydration the Official Sports Drink of the Toronto Maple Leafs and the Toronto Marlies. The agreement has a contractual effective date of July 1, 2026 and expires on June 30, 2029.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

In exchange for these rights, the Company has committed to material multi-year licence fees, payable in instalments, and to provide value-in-kind product to MLSE during each year of the agreement. The agreement was executed and became operational in September 2026. Management expects to recognize the licence fees as marketing expense over the periods in which the promotional rights are received.

Proposed U.S. Listing and Offering

On August 19, 2026, the Company filed a registration statement on Form F-10 with the United States Securities and Exchange Commission under the multijurisdictional disclosure system and applied to list its common shares on the Nasdaq Capital Market under the symbol “CZZL”. The Company has prepared a prospectus supplement to its short form base shelf prospectus dated October 7, 2025 in connection with a proposed underwritten public offering of common shares in the United States and Canada (the “Offering”), assuming gross proceeds of US$15.0 million, together with a concurrent offering in Canada under the listed issuer financing exemption. The Company intends to use the net proceeds of the Offering to repay a portion of the indebtedness incurred to finance the acquisition of the Manufacturing Business, including US$10.0 million under the VTB Note, to fund capital expenditures to expand production capacity at The CWENCH Hydration Factory, and for general corporate purposes.

In connection with the proposed listing, the Company intends to effect a consolidation of its common shares on the basis of one post-consolidation common share for every 25 pre-consolidation common shares. Completion of the Offering and the Nasdaq listing is subject to market conditions and regulatory approvals, and there can be no assurance that the Offering will be completed on the terms described or at all.

Extension of VTB Note Maturity

On October 7, 2026, the Company entered into an amending agreement with the holder of the VTB Note. Under the amendment, the maturity date of the VTB Note will be extended from December 23, 2026 to December 31, 2027, conditional on, among other things, the repayment of US$10.0 million of the VTB Note from the proceeds of the Offering by the payment deadline set out in the amending agreement and the amendment of a related agreement with the Company’s senior lender. On payment of the US$10.0 million, and as consideration for the extension, the Company will issue to the holder 2,000,000 common share purchase warrants (80,000 following the consolidation), each exercisable at the Offering price for a term of two years.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

Promissory Note

October 7, 2026, the Company entered into an amendment to its US$2,951,200 promissory note, which matures in January 2027. Under the amendment, the maturity date will be extended to January 2028 if, on or before January 2027, the Company prepays US$1,475,600 of principal and pays an amendment fee of US$147,560.

Senior Lender Consent

The Company’s senior lender has agreed to provide its consent to the Offering, the VTB Note repayment and extension and the related transactions.

Convertible Note Conversions and Standstill Agreements

In connection with the Offering, the Company entered into standstill and lock-up agreements with the holders of its convertible notes. Under these agreements, each of Ascent, The K2 Principal Fund L.P. (“K2”) and Fattore Glen Investments Ltd. (“Fattore Glen”) has agreed not to sell any shares of the Company for a period of 90 days following the closing of the Offering, subject to customary exceptions.

Ascent has agreed, subject to certain conditions, to convert 25% of the principal amount of its note into common shares in connection with the Offering, and the Company has agreed to repay US$413,333 to Ascent from the proceeds of the Offering. Following closing, approximately US$4.6 million of principal is expected to remain outstanding under the Ascent note.

The C$5.0 million convertible note issued to K2 on December 23, 2025 provides for an adjustment to its conversion price where the Company subsequently issues convertible securities at a lower conversion price. As a result of the issuance of the Ascent note on May 5, 2026, at a conversion price of C$0.32 per share, the conversion price applicable to the K2 note was adjusted to C$0.32 per share (from C$0.50). In October 2026, K2 delivered a notice electing to convert C$2,500,000 of principal into 7,812,500 common shares at C$0.32 per share, and the Company will issue a replacement note for the remaining C$2.5 million of principal on the same terms. Under a standstill agreement dated October 5, 2026, K2 has agreed not to convert more than 50% of the principal of the note during the 90 days following closing of the Offering.

Fattore Glen has agreed to convert 100% of its C$2.5 million convertible note into 7,812,500 common shares at C$0.32 per share in connection with the Offering.

Cizzle Brands Corporation (Formerly 1348512 B.C. Ltd.)

Notes to the Consolidated Financial Statements

For the years ended July 31, 2026 and July 31, 2025

(expressed in Canadian Dollars)

As these agreements were entered into after July 31, 2026, they did not impact the Company’s financial position, results of operations or cash flows for the year ended July 31, 2026. The Company will assess the accounting for the conversions, amendments, standstill consideration and warrants under IFRS in the period in which they occur.

Share-Based Awards

Subsequent to July 31, 2026, the Company granted 470,000 stock options exercisable at C$0.335 per share and 413,907 restricted share units and issued 181,859 common shares on the vesting of restricted share units.

Extension of Warrant Expiry

On August 26, 2026, the Board approved an extension of the expiry time of the warrants issued in connection with the Company’s unit private placement completed between February and August 2024, from August 28, 2026 to November 28, 2026, and the Company entered into a first supplemental warrant indenture with Odyssey Trust Company to give effect to that extension, conditional on receipt of applicable regulatory approvals, including the approval of Cboe Canada.